UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 1)

                           RADISYS CORPORATION (RSYS)
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)
                                    750459109
                         ------------------------------
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600

                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2005
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      (1)      Name of Reporting Person:
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.

               The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
      (2)      Check the Appropriate Box if a Member of a Group

               (a) |X|
               (b)
--------------------------------------------------------------------------------
      (3)      SEC Use Only

--------------------------------------------------------------------------------
      (4)      Source of Funds: WC

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      (6)      Citizenship or Place of Organization: Washington

--------------------------------------------------------------------------------
Number of      (7)    Sole Voting Power:           964,750 common shares (4.7%)
Shares
Beneficially   (8)    Shared Voting Power:         0
Owned by
Each           (9)    Sole Dispositive Power:      964,750
Reporting
Person With    (10)   Shared Dispositive Power:    0
--------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,857,291 shares (9.0%)
--------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares:
--------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11):   9.0%
--------------------------------------------------------------------------------
      (14)     Type of Reporting Person:  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)      Name of Reporting Person:
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
      (2)      Check the Appropriate Box if a Member of a Group

               (a) |X|
               (b)
--------------------------------------------------------------------------------
      (3)      SEC Use Only

--------------------------------------------------------------------------------
      (4)      Source of Funds: WC

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      (6)      Citizenship or Place of Organization: Washington

--------------------------------------------------------------------------------
Number of      (7)    Sole Voting Power:           173,250 common shares (0.8%)
Shares
Beneficially   (8)    Shared Voting Power:         0
Owned by
Each           (9)    Sole Dispositive Power:      173,250
Reporting
Person With    (10)   Shared Dispositive Power:    0
--------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,857,291 shares (9.0%)
--------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares:
--------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11):  9.0%
--------------------------------------------------------------------------------
      (14)     Type of Reporting Person:  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)      Name of Reporting Person:
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
      (2)      Check the Appropriate Box if a Member of a Group

               (a) |X|
               (b)
--------------------------------------------------------------------------------
      (3)      SEC Use Only

--------------------------------------------------------------------------------
      (4)      Source of Funds: WC

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      (6)      Citizenship or Place of Organization: Washington

--------------------------------------------------------------------------------
Number of      (7)    Sole Voting Power:           75,800 common shares (0.4%)
Shares
Beneficially   (8)    Shared Voting Power:         0
Owned by
Each           (9)    Sole Dispositive Power:      75,800
Reporting
Person With    (10)   Shared Dispositive Power:    0
--------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,857,291 shares (9.0%)
--------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares:
--------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11):  9.0%
--------------------------------------------------------------------------------
      (14)     Type of Reporting Person:  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)      Name of Reporting Person:
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)

--------------------------------------------------------------------------------
      (2)      Check the Appropriate Box if a Member of a Group

               (a) |X|
               (b)
--------------------------------------------------------------------------------
      (3)      SEC Use Only

--------------------------------------------------------------------------------
      (4)      Source of Funds:  WC

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      (6)      Citizenship or Place of Organization: Bahamas

--------------------------------------------------------------------------------
Number of      (7)    Sole Voting Power:           455,391 common shares (2.2%)
Shares
Beneficially   (8)    Shared Voting Power:         0
Owned by
Each           (9)    Sole Dispositive Power:      455,391
Reporting
Person With    (10)   Shared Dispositive Power:    0
--------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,857,291 shares (9.0%)
--------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares:
--------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11):  9.0%
--------------------------------------------------------------------------------
      (14)     Type of Reporting Person:  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      (1)      Name of Reporting Person:

               The D3 Family Bulldog Fund, L.P. ((David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)

--------------------------------------------------------------------------------
      (2)      Check the Appropriate Box if a Member of a Group

               (a) |X|
               (b)
--------------------------------------------------------------------------------
      (3)      SEC Use Only

--------------------------------------------------------------------------------
      (4)      Source of Funds:  WC

--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
      (6)      Citizenship or Place of Organization: Washington
--------------------------------------------------------------------------------
Number of      (7)    Sole Voting Power:           188,100 common shares (0.9%)
Shares
Beneficially   (8)    Shared Voting Power:         0
Owned by
Each           (9)    Sole Dispositive Power:      188,100
Reporting
Person With    (10)   Shared Dispositive Power:    0
--------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,857,291 shares (9.0%)
--------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares:
--------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11):  9.0%
--------------------------------------------------------------------------------
      (14)     Type of Reporting Person:  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer.

               Common stock in RADISYS CORPORATION (RSYS) 5445 N.E. Dawson Creek Drive, Hillsboro, OR 97124.

Item 2.        Identity and Background.

               The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.        Source and Amount of Funds or Other Consideration

               Source of funds is money invested in the partnership by their partners.

Item 4.        Purpose of Transaction

               After RSYS announced third quarter earnings on October 27, 2005, we jumped on the opportunity to increase our ownership of this fine company at unusually attractive prices. On October 28, we increased our ownership approximately 50%. Now we own over 1,857,000 shares, or 9.0% of the company, which probably makes us the company's second largest shareholder.

               RSYS is a dramatically undervalued growth company which possesses a fortress balance sheet, an impressive board of directors, a strong management team, and a business model which generates a stunning amount of positive cash flow.

               The stock market has trouble valuing this company. Because RSYS is a micro-cap, not many analysts trouble to understand it. Moreover, RSYS' business, on the surface, is not easy for some people to understand. What "advanced embedded computing" means is not intuitively obvious. There are few, if any, pure play public companies with which to compare RSYS. RSYS' revenues are highly concentrated, with its top five customers generating 72% of sales in the most recent quarter. This means that quarterly revenues are inherently lumpy.

               Wall Street's obsession with linear short term results causes it to undervalue dramatically the fundamental shareholder value which is being created at RSYS. Those who look out three to five years, like venture capitalists do, see value in a very different way than those who only look out three months.

               We bought our latest block of RSYS shares on October 28, when the stock closed at $15.87. Each share was backed by $9.00 in cash (assuming conversion of the convertible debt). Moreover, the company will generate nearly $1 per share in free cash flow from operations in the second half of calendar 2005. RSYS' share price, net of cash, on that day, was $6.87, which is only about
               8.5 times projected 2006 earnings. This is an absurdly low forward P-E for a company which probably will grow earnings at about a 20% annual rate over the next five years. The company's net forward P-E relative to its long term growth rate was only 0.4, in an industry where companies' PE/Growth rate usually exceeds 1.0. RSYS' total enterprise value relative to forward revenues was only 0.6. RSYS' total enterprise value was less than four times annualized second half 2005 free cash flow. The board's decision to quintuple the size of the repurchase program clearly was the right thing to do under these circumstances.

               RSYS is not only attractive in terms of its extreme under-valuation. The company has an excellent board of directors, a strong management team, a well focused business strategy, stable long term shareholders, and the benefit of powerful market growth drivers. RSYS' customers need the company's expertise to reduce their product and R&D costs and to speed their new products to market. Moreover, working with RSYS enables its customers to focus their engineering where they truly possess domain expertise so that they can provide maximum benefit to their own customers. Chip and chip set suppliers like Intel are driving the move from proprietary to open standards, particularly in telecommunications and healthcare, and are investing heavily in the development of new industry standards which firms like RSYS can exploit. We are happy to wait while these events unfold, knowing that the company's repurchases will further increase our ownership percentage.

               Our only request of RSYS is this: now that the board has approved an expanded $25 million share repurchase program, use it to get the job done! The company did not repurchase shares under its previously announced $5M repurchase program. We do not wish to see the company risk impairing its credibility with the financial community by failing to make repurchases this time. Pay the price set by the market to repurchase these shares. The repurchase program is well justified by all the circumstances cited above. Carpe diem!

Item 5.        Interest in Securities of the Issuer.

               (a,b) D3 Family Funds own and have sole voting and dispositive power over 1,857,291, 9.0% common shares of RSYS.

               (c)

                                                          Transaction     Shares
                      Fund                                   Date         Bought     Price
                      ----                                -----------    --------    -----
                      D3 Family Fund, L.P.                 10/27/2005      55,000    17.29
                      D3 Family Fund, L.P.                 10/28/2005     325,000    16.04
                      D3 Family Retirement Fund, L.P.       9/21/2005       3,000    17.80
                      D3 Children's Fund, L.P.             10/28/2005      32,300    16.04
                      D3 Offshore Fund, L.P.                9/21/2005       3,287    17.80
                      D3 Offshore Fund, L.P.               10/27/2005      26,000    17.29
                      D3 Offshore Fund, L.P.               10/28/2005     141,000    16.04
                      D3 Offshore Fund, L.P.                11/1/2005       1,204    15.90
                      D3 Family Bulldog Fund, L.P.          9/22/2005         200    17.80
                      D3 Family Bulldog Fund, L.P.         10/27/2005      30,000    17.29
                      D3 Family Bulldog Fund, L.P.         10/28/2005      69,000    16.04

               (d)    N/A

               (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               N/A

Item 7.        Material to be Filed as Exhibits

               N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


November 10, 2005                       /s/ DAVID NIERENBERG
-----------------                       --------------------------------------
                                        David Nierenberg
                                        President
                                        Nierenberg Investment Management
                                        Company, Inc., the General Partner of
                                        The D3 Family Funds